SIDLEY AUSTIN llp 787 SEVENTH AVENUE NEW YORK, NY 10019 (212) 839 5300 (212) 839 5599 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG LONDON LOS ANGELES	NEW YORK PALO ALTO SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.
sknopf@sidley.com (212) 839-5334	FOUNDED 1866

April 21, 2010

Via Courier

Mr. Max A. Webb, Esquire, Assistant Director
Office of Structured Finance, Transportation and Leisure
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E., Mail Stop 3561
Washington, DC 20549

Re:	STRATSSM Trust for Allstate Corporation Securities, Series 2006-3
STRATSSM Trust for Goldman Sachs Group Securities, Series 2006-2
STRATS SM Trust for Procter & Gamble Securities, Series 2006-1
Form 10-K for the fiscal year ended December 31, 2008
Filed March 30, 2009 File no. 001-32867; 001-32848; 001-32822

Dear Mr. Webb:

   On behalf of Synthetic Fixed-Income Securities, Inc. (the “Company” or “SFIS”), as sponsor and depositor of the STRATSSM Trust for Allstate Corporation Securities, Series 2006-3, STRATSSM Trust for Goldman Sachs Group Securities, Series 2006-2, and STRATS SM Trust for Procter & Gamble Securities, Series 2006-1 (the “Trusts”), this letter responds to your letter dated August 5, 2009 providing comments on the above-referenced reports on Form 10-K (the “Reports”) filed with the Securities and Exchange Commission (the “Commission”) by each Trust. For your convenience, your comment has been reproduced below, followed by the response of each Trust.

Item 1122 of Regulation AB – Compliance with Applicable Servicing Criteria

Comment:         We note that the auditor attestation report prepared by KPMG LLP does not express an opinion on the last two paragraphs of Schedule A to management’s Assertion of Compliance with Applicable Servicing Criteria prepared by the Bank of New York Mellon.  Please tell us why KPMG LLP does not express an opinion on the management’s assertion that “[t]he segregated account for each specified series of securities was in existence prior to the time the deposits were to be made into such account but such account was not utilized in all instances

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

Max A. Webb, Esquire
April 21, 2010
Page  of 2

by the Trustee as stated above.  However, payments related to each specified series of securities were timely remitted to the investors of each series.”

Response:         Schedule A refers exclusively to a report of noncompliance with Item 1122(d)(2)(i).  We note that the Item 1122(d)(2)(i) criterion is set forth in the first non-italicized sentence in Schedule A and is covered by the KPMG report.  We have been advised by The Bank of New York Mellon and KPMG that KPMG performed an examination only of management’s assertion of compliance with the Item 1122 criteria.  For Item 1122(d)(2)(i), the scope of that examination therefore relates to the first non-italicized sentence in Schedule A.  We have been further advised that the sentences quoted in the above Comment were added by The Bank of New York Mellon to give additional information to the reader to better understand the nature of the non-compliance identified, including a discussion of other factors that might mitigate the risks associated with that non-compliance.  As this additional discussion is outside of the scope of the compliance attestation engagement, KPMG does not offer an opinion on this management explanation, and “disclaims” those sentences for purposes of the accountants’ report.  However, the fact that those sentences are disclaimed in no way impacts the reporting of the non-compliance in either the accountants’ report or management’s assertion.

In connection with responding to your comments, we have been authorized by the Company to inform you that the Company hereby acknowledges that:

•  its is responsible for the adequacy and accuracy of the disclosure in the Reports;

•  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Reports; and

•  it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

               Should you have any questions or need additional information, please do not hesitate to contact me at (212) 839-5334, or William Threadgill, President of the Company, at 375 Park Avenue, NY4077, New York, New York 10152, phone: (212) 214-6277.

Respectfully yours,

By:	/s/ Siegfried Knopf
Siegfried Knopf

cc:           Amanda Ravitz, SEC
William Threadgill, SFIS